UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The shares of T-Mobile Common Stock held by SBGC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by SBGC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of June 24, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on June 15, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”) (and, together with SoftBank, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(b)     The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. SBGC beneficially owns 304,606,049 shares of Common Stock, which represents approximately 24.6% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement (as defined in Item 6), filed with the Commission on June 24, 2020. The shares of Common Stock are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options (as defined in Item 6)).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Master Framework Agreement

On June 22, 2020, SoftBank entered into a Master Framework Agreement (the “Master Framework Agreement”), by and among SoftBank, Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), SBGC, Delaware Project 4 L.L.C., a Delaware limited liability company and a wholly owned subsidiary of SoftBank (“Project 4 LLC”), Delaware Project 6 L.L.C. a Delaware limited liability company and a wholly owned subsidiary of SoftBank (“Project 6 LLC”), Claure Mobile LLC, a Delaware limited liability company (the “Claure Mobile LLC”), T-Mobile and T-Mobile Agent LLC (“T-Mobile Agent”).

The Master Framework Agreement and the transactions contemplated thereby (the “MFA Transactions”) were entered into to facilitate SoftBank’s previously announced decision to monetize a portion of its stockholding in T-Mobile. In connection with the Master Framework Agreement, Deutsche Telekom granted its consent under the Proxy Agreement to the release of up to 198,314,426 shares of Common Stock currently held by SoftBank from the transfer restrictions imposed by the Proxy Agreement (the “Released Shares”) in consideration for SBGC granting, directly and indirectly, Deutsche Telekom call options (the “Call Options”) over 101,491,623 shares of Common Stock currently held by SBGC. In addition, SBGC agreed to waive certain rights it would have to transfer the remaining 4,800,000 shares of Common Stock that it holds that are neither Released Shares nor shares underlying the Call Options, and accordingly, those shares generally may not be transferred without Deutsche Telekom’s consent prior to April 1, 2024.

The shares of Common Stock underlying the Call Options will remain subject to the Proxy Agreement, including the restrictions on transfer, voting proxy and rights of first refusal set forth therein. Any Released Shares not otherwise sold by SoftBank or its affiliates pursuant to the MFA Transactions will remain subject to the Proxy Agreement. Project 6 LLC, a wholly owned subsidiary of SoftBank that will own the shares of Common Stock underlying the Call Options, will become a party to the Proxy Agreement by entering into a joinder to the Proxy Agreement.

As provided for in the Master Framework Agreement, SBGC plans to sell the Released Shares to T-Mobile through one or more direct or indirect transactions, which include:

(i)
One or more registered public offerings by T-Mobile of its Common Stock (the first closing of any such offering shall be the “Initial Public Equity Offering”), the net proceeds of which will be used by T-Mobile to purchase an equal number of issued and outstanding shares of Common Stock from SBGC, pursuant to a Share Repurchase Agreement, dated as of June 22, 2020 (the “Share Repurchase Agreement”), between SBGC and T-Mobile;

(ii)
One or more offerings of cash mandatory exchangeable trust securities by a trust, to which T-Mobile will resell Common Stock for cash, which will be used by T-Mobile to purchase an equal number of shares of Common Stock from SBGC, pursuant to the Share Repurchase Agreement;

(iii)
The issuance of registered, transferable subscription rights to T-Mobile’s existing stockholders, which will provide these stockholders with the right to purchase one share of Common Stock for every 20 shares of Common Stock that they own until July 27, 2020 at the same price per share as the Common Stock sold in the First Public Equity Offering (the “Rights Offering”). SoftBank, Deutsche Telekom, Raul Marcelo Claure and their respective affiliates have agreed not to exercise any rights granted to them in connection with the Rights Offering. To the extent rights are exercised in the Rights Offering, SoftBank will sell to T-Mobile, for a cash payment equal to the aggregate exercise price received by T-Mobile in the Rights Offering, a number of shares of Common Stock equal to the number of shares of Common Stock to be issued upon the exercise of such rights; and

(iv)
Following the receipt of necessary regulatory approvals, the sale by T-Mobile to Claure Mobile LLC, an entity controlled by Raul Marcelo Claure, of 5,000,000 shares of Common Stock (the “Claure Shares”), at the same price per share as the Common Stock sold in the First Public Equity Offering (the “Claure Purchase”), which will occur simultaneously with the purchase by T-Mobile of 5,000,000 shares of Common Stock from SBGC at an equivalent price pursuant to the Share Repurchase Agreement.

The Common Stock to be sold by SoftBank to T-Mobile, as discussed above, will be released from the Proxy Agreement upon completion of such sale. As publicly announced on June 23, 2020, T-Mobile entered into an underwriting agreement with respect to  registered offering described in clause (i) providing for the sale of 143,392,582 shares of Common Stock (or 154,147,026 shares if the underwriters exercise in full their option to purchase additional shares).  Also on June 23, 2020, T-Mobile entered into a purchase agreement with the trust described in clause (ii) providing for the sale of 18,062,698 shares of Common Stock (or 19,417,400 shares if the initial purchasers in  the mandatory exchangeable offering exercise in full their option to purchase addition trust securities).  Both offerings are expected to close on June 26, 2020.  Also on June 23, 2020, T-Mobile announced that it is distributing on June 26, 2020 rights with respect to the Rights Offering covering up to 19,750,000 shares of its Common Stock.

In connection with the pending purchase of the Claure Shares, Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure entered into a Proxy, Lock-Up and ROFR Agreement, dated June 22, 2020 (the “Claure Proxy Agreement”) that is substantially similar to the Proxy Agreement.

The foregoing description of the Master Framework Agreement and the MFA Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the Master Framework Agreement, the SB-DT Call Option, SB-Newco Call Option, the Newco-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 8, 11, 12, 13 and 14 hereto, respectively.

Proxy, Lock-Up and ROFR Agreement (Raul Marcelo Claure)

In connection with the Claure Purchase, Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure entered into the Claure Proxy Agreement, which is substantially similar to the Proxy Agreement. The Claure Proxy Agreement establishes between Deutsche Telekom, Claure Mobile LLC and Raul Marcelo Claure certain rights and obligations in respect of the Claure Shares and shares of Common Stock acquired by Claure Mobile LLC after the date of the Claure Proxy Agreement (collectively, the “MC Shares”) to enable Deutsche Telekom to continue consolidating T-Mobile into Deutsche Telekom’s financial statements. Pursuant to the Claure Proxy Agreement, at any meeting of the stockholders of T-Mobile, the shares of Common Stock beneficially owned by Claure Mobile LLC will be voted in the manner directed by Deutsche Telekom (the “Claure Proxy”), which obligation will terminate upon the earliest of: (i) the date on which the Claure Proxy Agreement is terminated in accordance with its terms, (ii) with respect to each MC Share, the date on which such MC Share is transferred to a third party in accordance with the terms of the Claure Proxy Agreement, subject to certain exceptions, (iii) the date on which Deutsche Telekom owns 55% or more of the outstanding T-Mobile Voting Securities (as defined below) and (iv) the date on which Deutsche Telekom has transferred an aggregate number of shares representing 5% or more of the outstanding Common Stock as of the date of the Claure Proxy Agreement. The Claure Proxy Agreement also contains certain restrictions on the ability of Claure Mobile LLC to transfer MC Shares, including that Claure Mobile LLC is not permitted to transfer MC Shares without the prior written consent of Deutsche Telekom from and after the date of the Claure Proxy Agreement until April 1, 2024, subject to certain exceptions.

The Claure Proxy Agreement further provides that, until the earlier of the Proxy Fall Away Date and such time as Deutsche Telekom no longer beneficially owns at least 5% of the T-Mobile Voting Securities outstanding as of the date of the Claure Proxy Agreement, subject to certain exceptions, Deutsche Telekom will have a right of first refusal over the sale of MC Shares owned by Claure Mobile LLC.

The Claure Proxy will not be effective against the Claure Shares until the consummation of the Claure Purchase, which requires the satisfaction of various conditions to closing pursuant to the Share Purchase Agreement, between Raul Marcelo Claure, Claure Mobile LLC and T-Mobile, dated June 22, 2020.

The foregoing description of the Claure Proxy Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Claure Proxy Agreement, which is filed as Exhibit 9 hereto.

Second Amended and Restated Stockholders’ Agreement

In connection with the Master Framework Agreement, on June 22, 2020, T-Mobile, SoftBank and Deutsche Telekom entered into an amendment and restatement (the “Second Amended and Restated Stockholders’ Agreement”) of the Amended and Restated Stockholders’ Agreement.

The Second Amended and Restated Stockholders’ Agreement was amended and restated to reflect SoftBank’s forfeiture of its governance rights thereunder, including its consent rights, certain top up rights, its information rights and its matching rights in connection with a potential sale of T-Mobile. SoftBank also forfeited certain consent rights under the Fifth Amended and Restated Certificate of Incorporation of T-Mobile as a result of modifications in the Second Amended and Restated Stockholders’ Agreement.

SoftBank will retain (i) the right to designate one director to the Board so long as SoftBank continues to own at least 9% of the total outstanding Common Stock and any other securities of T-Mobile that are entitled to vote in the election of Directors (collectively, “T-Mobile Voting Securities”) (or 10% of the outstanding T-Mobile Voting Securities if the Additional Shares Issuance Condition has been met under the Letter Agreement, dated as of February 20, 2020, by and among SoftBank, T-Mobile and Deutsche Telekom) and (ii) certain registration rights for so long as it holds at least 5% of the outstanding T-Mobile Voting Securities. If all of the Released Shares are sold pursuant to the MFA Transactions, under the Second Amended and Restated Stockholders’ Agreement, Deutsche Telekom will have the right to designate ten individuals to be nominees for election to the Board of Directors of T-Mobile (the “Board”) and SoftBank will not have the right to designate any individuals to be nominees for election to the Board.

The foregoing summary of the Second Amended and Restated Stockholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Second Amended and Restated Stockholders’ Agreement, which is filed as Exhibit 10 hereto.

SB-DT Call Option Agreement

Pursuant to the SB-DT Call Option, dated June 22, 2020 (the “SB-DT Call Option”), between SBGC, as grantor, and Deutsche Telekom, as optionholder , SBGC has granted call options to Deutsche Telekom which entitle Deutsche Telekom to acquire from SBGC, in whole or in part, up to an aggregate of 56,586,144 shares of Common Stock until June 22, 2024. The SB-DT Call Option may be exercised on or after the earlier of (i) May 22, 2024 and (ii) the later of (x) October 2, 2020 and (y) the date on which all Fixed Options (as defined below) have been exercised (without regard to whether settlement of such exercise has occurred).

The SB-DT Call Option can be exercised at an exercise price per share  (the “Floating Exercise Price”) equal to the average of the daily volume weighted average price per share of Common Stock on The NASDAQ Global Select Market as reported on Bloomberg L.P. page “TMUS US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by SBGC and Deutsche Telekom in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which The NASDAQ Global Select Market is open for trading (a “Trading Day”), for each of the twenty Trading Days immediately preceding the relevant date of exercise; provided that any purported exercise of the SB-DT Call Option made within twenty Trading Days following certain extraordinary events shall be deemed made on the Trading Day immediately following the expiration of such twenty Trading Day period.

The Call Option Support Agreement, dated as of June 22, 2020 (the “Call Option Support Agreement”), by and among SoftBank, SBGC, Project 6 LLC, Deutsche Telekom and T-Mobile Agent, provides that Deutsche Telekom, in its sole discretion, may settle the strike price of the SB-DT Call Option using cash, Deutsche Telekom shares, or a combination of both. If Deutsche Telekom chooses to settle the strike price with Deutsche Telekom shares (a “DT Share Election”), the value of the Deutsche Telekom shares will be equal to 96% of the arithmetic average of the volume-weighted average price of Deutsche Telekom shares for a period consisting of the twenty consecutive trading days immediately preceding the date on which notice of the election to exercise in Deutsche Telekom shares is provided to the grantor, provided that no market disruption event occurs during the twenty Trading Day period.

The Floating Exercise Price shall be subject to adjustment from time to time as a result of certain specified events, including stock splits, subdivisions, reclassifications or combinations of the Common Stock, dividends (other than cash dividends) and merger events. If any shares of Common Stock under the margin loan are transferred as a result of a foreclosure on such shares of Common Stock under the margin loan or a purchase pursuant to Deutsche Telekom’s right of first refusal, the number of shares of Common Stock subject to the SB-DT Call Option will be reduced by the number of shares transferred.

Deutsche Telekom or any subsequent optionholder may pledge, transfer or assign its rights and obligations under the SB-DT Call Option, in whole or in part, subject to certain restrictions.

The foregoing description of the SB-DT Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the SB-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 11 and 14 hereto, respectively.

SB-Newco Call Option and Newco-DT Call Option (Matching Back-to-Back Call Options)

Pursuant to the SB-Newco Call Option, dated June 22, 2020 (the “SB-Newco Call Option”), between SBGC, as grantor, and T-Mobile Agent, as optionholder, SBGC has granted call options to T-Mobile Agent, which entitle T-Mobile Agent to acquire from SBGC, in whole or in part, up to an aggregate of 44,905,479 shares of Common Stock until June 22, 2024, and T-Mobile Agent has granted matching back-to-back call options pursuant to the Newco-DT Call Option, dated June 22, 2020 (the “Newco-DT Call Option” and, together with the SB-Newco Call Option, the “Fixed Options”), among T-Mobile Agent, as grantor, SBGC, as registrar, and Deutsche Telekom, as optionholder, which entitles Deutsche Telekom to acquire from T-Mobile Agent the same number of shares of Common Stock on the same economic terms, as T-Mobile Agent is entitled to acquire from SBGC pursuant to the SB-Newco Call Option.

The Fixed Options may be exercised at any time at a price per share equal to the lesser of (x) $106.90 and (y) the volume-weighted average price of the Released Shares sold in one or more underwriting public offerings of Common Stock during the period beginning on June 22, 2020 and ending on the earlier of (A) December 22, 2020, and (B) the close of business on the business day immediately preceding the date of delivery of the first notice of exercise of the Fixed Options, calculated after all discounts, commissions, spreads, fees or other similar amounts as determined by, or agreed to with, the underwriters, placement agents or other persons performing similar functions in connection with such public offerings.

The Call Option Support Agreement provides that Deutsche Telekom, in its sole discretion, may make a DT Share Election on the terms described above with respect to all or a part of the strike price of the Fixed Options.

The exercise price of, and number of shares of Common Stock underlying, the Fixed Options shall be subject to customary adjustment from time to time as a result of certain specified events, including stock splits, subdivisions, reclassifications or combinations of the Common Stock, dividends and merger events. If any shares of Common Stock underlying the Fixed Options are transferred as a result of a foreclosure on such shares of Common Stock under a margin loan or a purchase pursuant to Deutsche Telekom’s right of first refusal, the number of shares of Common Stock subject to the Fixed Options will be reduced by such excess of the number of transferred shares over the number of shares of Common Stock subject to the SB-DT Call Option is reduced as a result of such foreclosure or purchase.

Deutsche Telekom or any subsequent optionholder may pledge, transfer or assign its rights and obligations under the Fixed Options, in whole or in part, subject to certain restrictions.

On or after October 2, 2020, each of Deutsche Telekom and T-Mobile Agent shall have the right at any time to effectuate an exchange of the Newco-DT Call Option pursuant to which T-Mobile Agent shall (i) transfer and assign to each optionholder of the Newco-DT Option a pro rata interest in the SB-Newco Call Option and (ii) assign to each optionholder a pro rata interest in Project 6 LLC’s pledge of the shares of Common Stock underlying such Fixed Options to secure its obligations thereunder.

The foregoing description of the SB-Newco Call Option and Newco-DT Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the SB-Newco Call Option, the Newco-DT Call Option and the Call Option Support Agreement, which are filed as Exhibits 12, 13 and 14 hereto, respectively.

Loan Agreements

To finance the Claure Purchase, Claure Mobile LLC, entered into a loan agreement, dated June 23, 2020 (the “Claure Loan Agreement”) with Starbright WW LP, a wholly owned subsidiary of SoftBank, as the lender (the “Lender”).

In addition, to finance their respective purchases of Common Stock in the Initial Public Equity Offering, each of Ronald Fisher, Rajeev Misra and Robert Townsend (together with Raul Marcelo Claure, the “SoftBank Executives” and each, a “SoftBank Executive”) utilized a special purpose entity controlled by such SoftBank Executive (together with Claure Mobile LLC, the “Borrowers” and each, a “Borrower”) that, on June 23, 2020, entered into a loan agreement (each, a “Loan Agreement” and together with the Claure Loan Agreement, the “Loan Agreements”) with the Lender.

The amount of the loans (the “Loans”), which fully funded each SoftBank Executive’s purchase of shares of Common Stock, are as follows:  Claure Mobile LLC – $515,000,000, Mr. Fisher’s Borrower – $36,050,000, Mr. Misra’s Borrower – $463,500,000, and Mr. Townsend’s Borrower – $15,450,000.  Each SoftBank Executive has guaranteed the obligations of his respective Borrower (each, a “Guaranty”).

The Loans bear interest at 1.93% per annum and will mature on July 1, 2024.  The SoftBank Executives may prepay the loans at any time. The Loan Agreements contain customary covenants and events of default.

Each direct holder and, in the case of Mr. Misra’s Borrower, the direct and universal beneficial holder, of the equity interests of each Borrower has entered into a Pledge Agreement (as defined in their respective Loan Agreements) with the Lender, dated June 23, 2020, pursuant to which such holders pledge 100% of the equity interests of the Borrowers to the Lender as security for their respective Loans.  The Pledge Agreement securing the Loan of Mr. Claure provides that the lien provided therein will only become effective after Mr. Claure is no longer prohibited from directly or indirectly pledging his Purchased Shares (as defined in the Claure Loan Agreement) under T-Mobile policies applicable to members of the Board in effect on June 23, 2020, and under the Claure Proxy Agreement and other agreements with Deutsche Telecom.

Each Loan was made with full recourse against the Borrower, in addition to the Guaranty by each SoftBank Executive.  The Claure Loan Agreement provides Claure Mobile LLC with the option to convert its Loan to limited recourse if, at any time, Mr. Claure is not prohibited from pledging Claure Mobile LLC’s Purchased Shares under the T-Mobile Board policies in effect on June 23, 2020, the Proxy Agreement or other agreements with Deutsche Telecom.  This limited recourse option will be effective upon the satisfaction of certain conditions set forth in the Claure Loan Agreement, including that the Lender must either hold a first priority pledge of 100% of the equity interests of Claure Mobile LLC or a first priority pledge of Claure Mobile LLC’s Purchased Shares.  Under that limited recourse option, Mr. Claure (1) would not personally guaranty the principal or interest under the loan, except to the extent that the fair market value of his Borrower’s Purchased Shares falls below 50% of the outstanding principal amount at the time the loan is repaid and (2) would continue to personally guaranty any non-payment obligations of his Borrower.  If Mr. Claure elects the limited recourse option, the Lender would also be entitled to the appreciation on the Claure Shares above $150 per share (based on a 30-day variable weighted average price).

The foregoing descriptions of the Loan Agreements are not complete and are qualified in their entirety by reference to the Loan Agreements, which are filed as Exhibits 16, 17, 18 and 19 hereto.

Lock-Up Agreements

In connection with the Initial Public Equity Offering and the Initial Mandatory Exchangeable Offering, respectively, on June 22, 2020, SBGC, Project 4 LLC and Project 6 LLC  entered into customary lock-up agreements addressed to Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their capacity as underwriters and initial purchasers, respectively (the lock-up agreement related to the Initial Public Equity Offering, the “Equity Offering Lock-Up Agreement” and, the lock-up agreement related to the Mandatory Exchangeable Offering, the “Mandatory Exchangeable Offering Lock-Up Agreement” and together, the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreements, SBGC has agreed, for a period of 90 days from the date of the final prospectus in connection with the Initial Public Equity Offering and the date of the final offering memorandum in connection with the Initial Mandatory Exchangeable Offering, as applicable, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to any sale, loan, pledge or other disposition, or transfer of, any of the economic consequences of ownership of any shares of Common Stock (any such sale, loan, pledge or other disposition, or transfer of economic consequences referred to in the preceding clauses (i) and (ii), a “Transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in the preceding clauses (i) and (ii) (the foregoing, the “Lock-Up Restrictions”) without the consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Notwithstanding the Lock-Up Restrictions, the Lock-Up Agreements permit SBGC to Transfer shares of Common Stock in certain circumstances, including through the direct or indirect Transfer shares of Common Stock in (i) the Initial Closing and any additional sales pursuant to the overallotment options granted to the underwriters and initial purchasers, (ii) the Rights Offering, (iii) the Claure Purchase,and (iv) the Call Options.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the Equity Offering Lock-Up Agreement and the Mandatory Exchangeable Offering Lock-Up Agreement, which are filed as Exhibits 20 and 21 hereto, respectively.

Item 7.	Material to Be Filed as Exhibits.

8
Master Framework Agreement, dated as of June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 4 L.L.C., Delaware Project 6 L.L.C, Claure Mobile LLC, Deutsche Telekom AG, T-Mobile US, Inc. and T-Mobile Agent LLC (incorporated by reference to Exhibit 48 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

9
Proxy, Lock-Up and ROFR Agreement, dated as of June 22, 2020, by and among Deutsche Telekom AG, Claure Mobile LLC and Raul Marcelo Claure (incorporated by reference to Exhibit 49 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

10
Second Amended and Restated Stockholders’ Agreement, dated as of June 22, 2020, by and among Deutsche Telekom AG, SoftBank Group Corp. and T-Mobile US, Inc. (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-3 filed with the Commission on June 22, 2020)

11
SB-DT Call Option, dated June 22, 2020, between SoftBank Group Capital Ltd, as grantor, and Deutsche Telekom AG, as optionholder (incorporated by reference to Exhibit 51 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

12
SB-Newco Call Option, dated June 22, 2020, between SoftBank Group Capital Ltd, as grantor, and T-Mobile Agent LLC, as optionholder (incorporated by reference to Exhibit 52 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

13
Newco-DT Call Option, dated June 22, 2020, among T-Mobile Agent LLC, as grantor, SoftBank Group Capital Ltd, as registrar, and Deutsche Telekom AG, as optionholder (incorporated by reference to Exhibit 53 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

14
Call Option Support Agreement, dated June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., Deutsche Telekom AG and T-Mobile Agent LLC (incorporated by reference to Exhibit 54 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

15	Share Purchase Agreement, dated June 22, 2020 by and among Raul Marcelo Claure, Claure Mobile LLC and T-Mobile US, Inc.

16	Loan Agreement, dated June 23, 2020, by and between Starbright WW LP and Claure Mobile LLC.

17	Loan Agreement, dated June 23, 2020, by and between Starbright WW LP and T-Mo Fisher LLC.

18	Loan Agreement, dated June 23, 2020, by and between Starbright WW LP and Brightstar Consultants Limited.

19	Loan Agreement, dated June 23, 2020, by and between Starbright WW LP and TIP – TMO LLC.

20
Lock-Up Agreement, dated June 22, 2020, by SoftBank Group Capital Ltd, relating to the Initial Public Equity Offering (incorporated by reference to Exhibit 55 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

21
Lock-Up Agreement, dated June 22, 2020, by SoftBank Group Capital Ltd, relating to the Initial Mandatory Exchangeable Offering (incorporated by reference to Exhibit 56 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: _June 24, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director